Exhibit (e)(16)

AMENDMENT NO. 3 TO CHANGE IN CONTROL SEVERANCE AGREEMENT

WHEREAS, VERSAR, INC. (“Company”) and ALESSANDRIA ALBERS (“Executive”) have entered into that certain Change in Control Severance Agreement dated May 12, 2014, as amended (“Agreement”);

WHEREAS, Company is presently insolvent, has breached its debt covenants with its secured lenders and is required to find a buyer for the Company by its secured lender and failing such would be forced into liquidation by its lender;

WHEREAS, Company has made every effort to position the Company to be sold under as favorable terms as possible and presently Kingswood Capital Management, LLC through its affiliates (“Buyer”) is the only party that has expressed an interest in purchasing Company; and

WHEREAS, Buyer is willing to enter into a definitive agreement to purchase I 00% the Company’s outstanding common stock pursuant to a tender offer if and only if Executive will agree to amend Section 6 of the Agreement as provided herein.

NOW, THEREFORE, Section 6 of the Agreement is amended in its entirety to read as follows:

6.  Time for Payment

“Should you become eligible to receive cash Severance Benefits under the provisions of this Agreement, the cash Severance Benefits will be paid out to you in equal bi-weekly installments over the following two payment periods (the “Payment”) and each Payment is intended to be a separate payment for purposes of409A:

a.                                      First Payment Period. The First Payment Period shall begin on the first pay day following the day you become entitled to the Severance Benefits under this Agreement {the “Severance Date”). The First Payment Period shall end 2 ½ months after the later of (i) the last day of the calendar year in which you have a termination of employment {either by the Company without Cause or you resign for Good Reason), or (ii) the last day of the fiscal year of the Company in which you have a termination of employment (either by the Company without Cause or you resign for Good Reason).    If  the amount  you  are due  cannot  be finally

determined before the first bi-weekly installment payment, your bi-weekly installment payments will be calculated based on the minimum amount to which you are clearly entitled, as estimated in good faith by the Company. The amount shall be finally determined by the Company within thirty (30) days after the Severance Date and all future bi-weekly installments will be adjusted to reflect the final amount of cash Severance Benefits owed to you by the Company. In no event shall the aggregate amount of Payments in the First Payment Period exceed the Severance Benefits; and provided, that in no event shall a Payment be paid under this subsection (a) after the last day of the First Payment Period.

b.                                      Second Payment Period. The Second Payment Period shall begin on the first day of the first month following the First Payment Period, and shall end no later than the last day of the second calendar year following the calendar year in which you have a termination of employment (either by the Company without Cause or you resign for Good Reason). The Company shall pay a Payment to you on the first pay day in the Second Payment Period. In no event shall the aggregate amounts paid to you in the Second Payment Period under this subsection (b) exceed two times the lesser of (1) your annualized compensation  based  upon the annual  rate of pay paid to you for services to the Company for the calendar year preceding the calendar year in which you have a termination of employment (either by the Company without Cause or you resign for Good Reason) (adjusted for any increase during that year) that was expected to continue indefinitely if you had not had a termination of employment (either by the Company without Cause or you resign for Good Reason), or (2) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(l7) of the Code for the calendar year in which you have a termination of employment (either by the Company without Cause or you resign for Good Reason) (the  “Exemption Limit”).”

c.                                       Limitations. Notwithstanding the foregoing, if the Payment amount calculated to be paid in the Second Payment Period exceeds the Exemption Limit, the excess amount will be paid in the First Payment Period. In no event shall the aggregate amounts paid in the First Payment Period under Section 6(a) and in the Second Payment Period under Section 6(b) exceed the Severance Benefits.

This Amendment is subject to and conditioned upon the occurrence of the effective date of that certain merger of KW Genesis Merger Sub, Inc. with and into the Company as contemplated by that certain Agreement and Plan of Merger by and among the Company, Kingswood Genesis Fund I, LLC and KW Genesis Merger Sub, Inc. All other terms and conditions of the Agreement remain unchanged.

Dated: September 22, 2017

FOR VERSAR. INC.

/s/ Anthony L. Otten

ANTHONY L. OTTEN

ACCEPTED and AGREED:

/s/ Alessandria Albers
ALESSANDRIA ALBERS